Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.  ATTORNEYS AND COUNSELORS AT LAW

Daniel H. April

Janet Clow

David F. Cunningham

Patrick J. Dolan

John M. Hickey

C.W.N. Thompson, Jr.

April 5, 2017

Via EDGAR correspondence and E-Mail

Kimberly Browning

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street N.E.

Washington, D.C. 20549

Re:	Thornburg Investment Trust

Registration Number under the Securities Act of 1933: 33-14905

Registration Number under the Investment Company Act of 1940: 811-05201

Dear Ms. Browning:

I state below the above-referenced registrant’s responses to comments received from the staff on March 24, 2017 respecting post-effective amendment number 111 to the registrant’s Registration Statement on Form N-1A, filed on February 9, 2017. We also considered, in preparing this correspondence, the comments conveyed to us by the staff on April 3, 2017 respecting post-effective amendment number 112 to the registrant’s Registration Statement.

In accordance with our previous communications to the staff, we caused to be filed on March 29, 2017 an amendment to the registrant’s Registration Statement on Form N-1A for the purpose of delaying the effectiveness of post-effective amendment number 111 to May 10, 2017. Accordingly, in those instances below where we advise of changes the registrant proposes to make to disclosures, those changes would be made by the registrant in a further amendment to the prospectus, statement of additional information and Part C which comprised post-effective amendment number 111.

General Comment

1.           Selective Review.  The staff noted the registrant had requested, in separate correspondence, that post-effective amendment no. 111 be afforded selective review respecting only the portions of the prospectuses and statements of additional information that reflected substantive changes from the analogous prospectuses and statements of additional information in post-effective amendment no. 110. The staff observed that, because selective review had been employed with respect to post-effective amendment no. 111, portions of that amendment which had been the subject of previous staff comments were not reviewed by the staff and that the staff might have had comments on those portions had they been reviewed by the staff as part of this filing. The staff consequently asked the registrant to acknowledge that the staff’s review addressed only the portions identified in the separate correspondence as having been changed substantially by post-effective amendment no. 111.

460 St. Michael’s Drive	E-mail: cwnt@catchlaw.com	Tel.: (505) 988-2900
Suite 1000	Web address: www.catchlaw.com	Extension 105
Santa Fe, New Mexico 87505		Fax: (505) 988-2901

Kimberly Browning

April 5, 2017

Response. This will confirm that the registrant understands that the staff’s review of post-effective amendment no. 111 was conducted on a selective basis, and that portions of the amendment which had been the subject of previous staff comments were not reviewed by the staff in this instance and that the staff might have had comments on those portions of the amendment had they been reviewed by the staff as part of this filing.

2.          The staff noted that post-effective amendment no. 111 omitted ticker symbols for the share classes and Funds that were the subject of the amendment, and asked that these be included in a further amendment.

Response. This will confirm that the registrant has or will obtain omitted ticker symbols and will supply those symbols in a further amendment.

3.           The staff noted that the prospectus and statement of additional information included in post-effective amendment no. 111 did not include revision marks, and stated the view that rule 472 of regulation C under the Securities Act of 1933 requires revision marks in these components of a filing.

Response. The registrant is cognizant of the prescription of rule 472 that changes effected by an amendment be indicated by markings. We also note, however, that the prospectus that is the subject of this comment was a new and separate prospectus from the current prospectuses utilized by the registrant’s various series. In consequence of this, and with a view to reducing confusion that might arise from the perception that this prospectus was one of the existing prospectuses, we elected to omit markings from this filing.

4.          The staff requested a statement in separate correspondence that Appendix A to the prospectus (relating to sales charge waivers and variations offered by a specific financial intermediary) is a part of the prospectus and not a standalone document. The staff also requested that the registrant acknowledge that all financial intermediaries who offer waivers and variations specific to their customers are identified in Appendix A.

Response. This will confirm that Appendix A to this prospectus is a part of the prospectus and not a standalone document. This will also acknowledge that the financial intermediary identified in the Appendix A is the only intermediary that has advised the registrant that it will offer waivers of the sales charges disclosed in the prospectus.

5.          Thornburg Strategic Income Fund – Fees and Expenses of the Fund (page 4).  The staff observed that the explanatory paragraph under the caption “Fees and Expenses of the Fund” does not include a cross-reference to the Appendix A to this prospectus, contrasting the analogous disclosure for the International Value Fund, which includes such a cross-reference. We understood the comment to be based upon the guidance provided by the staff in its IM Guidance Update No. 2016-06 (December 2016), relating to variations in sales loads offered by specific financial intermediaries.

Response. The omission of the cross-reference noted by the staff was inadvertent, and a cross-reference will be supplied by further amendment.

6.          Thornburg Strategic Income Fund – Fees and Expenses of the Fund (page 4).  The staff noted in the second sentence of the explanatory paragraph under the caption “Fees and Expenses of the Fund” that the registrant states “More information about this and other discounts and sales charge waivers that may be

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.     ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

April 5, 2017

available from your financial intermediary is provided . . ...” The staff observed that this statement is conditional, and asked the registrant to explain in supplemental correspondence the basis for the conditional nature of this statement.

Response. The registrant was informed at the time this prospectus was prepared that a number of financial intermediaries intended to offer the Class T shares described in the prospectus to their customers, but that only one of those intermediaries expected to offer waivers to sales charges described in the prospectus. The registrant also anticipated at that time other intermediaries might eventually offer waivers. Consequently, the word “may” is used in the referenced sentence to convey that not all intermediaries would offer waivers.

7.          Thornburg Strategic Income Fund – Fees and Expenses of the Fund (page 4).  Referring to the first paragraph under the caption “Fees and Expenses of the Fund,” the staff observed that the last sentence of the paragraph refers to further information provided later in this prospectus, but does not include a reference to additional information provided in the statement of additional information. The staff further noted, however, that such a cross reference would not be necessary in an instance where all of the requisite disclosure is furnished in the prospectus, but requested the registrant in that event to advise the staff to that effect in supplemental correspondence.

Response. No cross-reference to the statement of additional information was utilized in this instance, because there are no pertinent disclosures in the statement additional information to which a cross-reference is believed by the registrant to be necessary.

8.          Strategic Income Fund – Fees and Expenses of the Fund – Annual Fund Operating Expenses (page 4).  The staff commented that footnote 1 to the Annual Fund Operating Expense table states that other expenses are “estimated for the current year,” stated the view that the figure in the table should be based on actual expenses, and asked the registrant to provide an explanation in supplemental correspondence as to why the figure is estimated. The staff also asked if, in this instance, there was some expense component that is unique to this share class that is the reason for such an estimate.

Response. The estimate of “other expenses” for the Strategic Income Fund is made by the registrant generally in accordance with instruction 6 to item 3 of Form N-1A, relating to disclosure of estimated expenses for new funds. Although the instruction by its terms addresses new funds, rather than new share classes, a new share class is analogous to a new fund and the registrant accordingly follows what it views as the practice of a variety of other registrants in this regard. There is no expected significant unique expense component associated with Class T shares.

9.          Strategic Income Fund – Fees and Expenses of the Fund – Annual Fund Operating Expenses (page 4).  In footnote 2 to the Annual Fund Operating Expenses table, the staff called attention to the reference to February 1, 2018 as the date to which fee waivers and reimbursements would extend, and stated that this date should be no less than one year after the effective date of the registration statement.

Response. The registrant concurs in this comment, and will insert in this location a date no earlier than one year after the date this amendment to the registration goes effective.

10.          Strategic Income Fund – Fees and Expenses of the Fund – Annual Fund Operating Expenses (page 4).  The staff stated its perception, in reference to footnote 2, that the statement in the last sentence of the

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

April 5, 2017

footnote is not clear as to the period of time within which the Fund’s investment advisor or distributor may seek recoupment of previously waived fees or reimbursed expenses.

Response. The registrant will revise the referenced disclosure to read substantially as follows:

Thornburg and TSC may recoup amounts waived or reimbursed during the fiscal year if actual expenses fall below the expense cap during that year.

11.          Strategic Income Fund – Fees and Expenses of the Fund – Annual Fund Operating Expenses (page 4).  Further referring to footnote 2, the staff stated its view that the disclosure pertaining to the right of recoupment reserved by the Fund’s investment advisor or distributor should be stated more specifically, in accordance with the AICPA’s Investment Company Industry Developments, audit risk alert no. 73 (“Expense Recapture Plans,” as issued in 2009 and appearing in the current AICPA compilation of these alerts). Specifically, according to the staff, this guidance requires the accounting for recoupments to be limited to the lesser of the level of the expense cap at the time of the waiver or the expense cap at the time of recapture by the advisor or distributor.

Response. The registrant questions whether the guidance offered in the audit risk alert is applicable to the registrant, because that guidance addresses recoupment in the context of changes in expense caps spanning multiple years, and the registrant’s ability to recoup previously waived fees or reimbursed expenses is limited to the current fiscal year. The registrant believes that any recoupments of previously waived fees or reimbursed expenses are in any event treated in accordance with the guidance, and that additional disclosure in the prospectus would not be appropriate.

12.          Strategic Income Fund – Fees and Expenses of the Fund – Annual Fund Operating Expenses (page 4).  The staff asked that the third sentence in footnote 3 to the Annual Fund Operating Expenses table be deleted.

Response. The registrant will delete the referenced sentence.

13.          Strategic Income Fund – Principal Investment Risks – Past Performance of the Fund (page 7).  The staff commented that the narrative in the explanatory paragraph appearing directly under the caption “Past Performance of the Fund” should include a statement to the effect that if the expenses of the new share class are higher than the Class A shares for which performance is shown, then the performance of the new share class would be lower than displayed for the Class A shares.

Response. The registrant will revise the third sentence in the referenced paragraph to read substantially as follows:

The returns shown for Class A shares would be substantially similar to the annual returns of Class T shares, because the two classes of shares are invested in the same portfolio of securities, and the annual returns of the Class T shares would be lower to the extent the expenses of the Class T shares were higher than the expenses of the Class A shares.

14.            Opening Your Account – Buying Fund Shares – Compensation to Financial Advisors and Others (page 30).  The staff requested that, in the first sentence of the first paragraph under the sub-caption “Compensation to Financial Advisors and Others” that the registrant insert the words “other than sales charges”

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW

Kimberly Browning

April 5, 2017

after the word “fees” in the phrase “may impose charges or fees in connection with the selling or holding Class T shares.”

Response. The registrant will make the requested insertion.

15.          Buying Class T Shares (page 31).  Calling attention to statements that certain investors may be able to purchase Class T shares without a sales charge or at a reduced sales charge, the staff noted the requirements of item 12(a)(2) of Form N-1A, and suggested that the registrant consider clarifying where prospective investors can find the necessary information. We also understood the comment to refer to the guidance on this point supplied by the staff in its IM Guidance Update No. 2016-06 (December 2016).

Response. The registrant will address the staff’s observations in these comments by moving the paragraph currently captioned “Sales Charge Waivers and Reductions” (which includes the cross reference to Appendix A) to a location below the narrative following the sales charge table and accordingly more closely associated with the table itself, putting the cross reference language into bold typeface, and by making some conforming revisions.

16.          Buying Class T Shares (page 31).  The staff observed generally that cross references to the Appendix A relating to sales charge waivers afforded by a specific financial intermediary should be “prominent.” We understood the comment to refer to the guidance on this point supplied by the staff in its IM Guidance Update No. 2016-06 (December 2016).

Response. Please see the response to the preceding comment.

17.           Buying Class T Shares – Sales Charge Waivers and Reductions (page 31).  The staff noted that a sub-caption on page 31 reads “Sales Charge Waivers and Reductions,” and that similar phrases on this page and in other locations use different terms such as “variations.” The staff suggested that the registrant consider more consistent terminology, and supply explanations if necessary.

Response. The registrant has determined to conform this terminology where appropriate.

18.           Appendix A (page 44).  Noting the earlier comment 17 relating to terminology, the staff observed that the term “sales charge waivers” was used in the last paragraph of Appendix A, and questioned if that term should be used elsewhere in the prospectus.

Response. Please see the response to item 17, above.

Other Matters

Please contact me or Dan April with any questions. We appreciate the staff’s time and attention to our filings.

Sincerely,

/s/ Charles Thompson

Charles Thompson

Thompson, Hickey, Cunningham, Clow, April & Dolan, P.A.    ATTORNEYS AND COUNSELORS AT LAW